Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED JUNE 30, 2026

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months ended June 30, 2026.

The Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended June 30, 2026 (the “Q2 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

The Q2 Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on August 24, 2026 (U.S. Eastern Time) in relation to the Q2 Results, some of which may constitute material inside information of the Company.

*      For identification purposes only

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q2 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 24, 2026

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

SCHEDULE I

Tuya Reports Second Quarter 2026 Unaudited Financial Results

SANTA CLARA, Calif., August 24, 2026/PRNewswire/－ Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total revenue was US$92.9 million, up approximately 16.0% year-over-year (2Q2025: US$80.1 million).

•	Platform-as-a-service (“PaaS”) revenue was US$67.9 million, up approximately 16.9% year-over-year (2Q2025: US$58.1 million).

•	AI application & others revenue was US$11.5 million, up approximately 3.9% year-over-year (2Q2025: US$11.1 million).

•	Smart home & robot product revenue was US$13.5 million, up approximately 23.2% year-over-year (2Q2025: US$10.9 million).

•	Overall gross margin was 46.3%, down 2.1 percentage points year-over-year (2Q2025: 48.4%). Gross margin of PaaS was 46.8% (2Q2025: 48.7%).

•	Operating margin was 10.0%, up 8.6 percentage points year-over-year (2Q2025: 1.4%). Non-GAAP operating margin was 10.3% (2Q2025: 10.7%).

•	Net margin was 20.1%, improved by 4.4 percentage points year-over-year (2Q2025: 15.7%). Non-GAAP net margin was 20.4% (2Q2025: 25.1%).

•	Net profits were US$18.6 million (2Q2025: US$12.6 million). Non-GAAP net profits were US$18.9 million (2Q2025: US$20.1 million).

•	Net cash generated from operating activities was US$6.2 million (2Q2025: US$18.2 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million as of June 30, 2026, compared to US$1,017.3 million as of December 31, 2025.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Second Quarter 2026 Operating Highlights

•	Premium PaaS customers1 for the trailing 12 months ended June 30, 2026 were 318 (2Q2025: 285). In the second quarter of 2026, the Company’s premium PaaS customers contributed approximately 89.5% of its PaaS revenue (2Q2025: approximately 88.6%).

•	Registered AI developers were over 2,092,000 as of June 30, 2026, up 16.2% from approximately 1,801,000 developers as of December 31, 2025.

1.	The Company defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “In the second quarter, despite a complex global operating environment, the Company continued to demonstrate solid growth momentum. Total revenue increased by 16.0% year over year to US$92.9 million, with PaaS revenue increasing by 16.9% and remaining the Company’s primary growth driver. This performance reflected resilient demand across selected home appliance categories and increasing adoption of differentiated, AI-enabled products and solutions.

Strategically, we continued to advance the productization and real-world deployment of AI. Shipments of our AI-powered companion product solutions continued to expand, while the launch of Tuya Cobuilder further lowered the barriers to AI hardware development by helping developers move more efficiently from product concept to physical-device deployment. Looking ahead, we will remain focused on AI-native application innovation, AI developer platform development and the global expansion of validated solutions.”

Mr. Yi (Alex) Yang, Director and Chief Financial Officer of Tuya, added, “In the second quarter, total revenue reached US$92.9 million, up 16.0% year over year. PaaS revenue was US$67.9 million, up 16.9%, while Smart home & robot product revenue increased by 23.2% to US$13.5 million and AI application & others revenue increased by 3.9% to US$11.5 million.

Despite pressure from product and solution mix and semiconductor supply-chain pricing, gross profit increased by 11.1% year over year to US$43.0 million. Non-GAAP profit from operations increased by 11.7% to US$9.6 million, with non-GAAP operating margin remaining in double digits at 10.3%. We ended the quarter with approximately US$976.1 million in cash and cash equivalents, time deposits and treasury securities, providing continued flexibility to support our AI capabilities, global expansion and long-term strategic investments.”

Second Quarter 2026 Unaudited Financial Results

REVENUE

Total revenue in the second quarter of 2026 increased by 16.0% to US$92.9 million from US$80.1 million in the same period of 2025.

•	PaaS revenue in the second quarter of 2026 increased by 16.9% to US$67.9 million from US$58.1 million in the same period of 2025, primarily due to increasing demand compared with the same period of 2025 and the Company’s strategic focus on customer needs and product enhancements, despite the disruptions in the international business environment due to tariff-related headwinds since April 2025. Our core customer base remained stable.

•	AI application & others revenue in the second quarter of 2026 increased by 3.9% to US$11.5 million from US$11.1 million in the same period of 2025, primarily due to an increase in revenue from cloud-based services. During the quarter, the Company remained committed to offering recurring value-added services with AI application functions.

•	Smart home & robot product revenue in the second quarter of 2026 increased by 23.2% to US$13.5 million from US$10.9 million in the same period of 2025, primarily due to growing customer demands.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the second quarter of 2026 increased by 11.1% to US$43.0 million from US$38.7 million in the same period of 2025. The gross margin in the second quarter of 2026 was 46.3%, compared to 48.4% in the same period of 2025.

•	PaaS gross margin in the second quarter of 2026 was 46.8%, compared to 48.7% in the same period of 2025, partly attributable to recent price fluctuations in the semiconductor supply chain.

•	AI application & others gross margin in the second quarter of 2026 was 72.0%, compared to 72.0% in the same period of 2025.

•	Smart home & robot product gross margin in the second quarter of 2026 was 21.9%, compared to 22.5% in the same period of 2025.

Gross margin fluctuated primarily due to changes in product and solution mix, as well as fluctuations in semiconductor supply-chain pricing. As an AI developer platform with a rich ecosystem of smart devices and applications, the Company remains focused on AI offering with compelling value propositions while maintaining economic efficiency.

OPERATING EXPENSES

Operating expenses decreased by 10.4% to US$33.7 million in the second quarter of 2026 from US$37.7 million in the same period of 2025. Non-GAAP operating expenses increased by 10.9% to US$33.4 million in the second quarter of 2026 from US$30.2 million in the same period of 2025. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses in the second quarter of 2026 were US$23.1 million, up 3.4% from US$22.4 million in the same period of 2025, primarily due to i) higher employee-related cost and outsourced labor cost of US$1.2 million, ii) higher third-party cloud service fees of US$0.3 million, iii) partially offset by lower share-based compensation expenses of US$1.1 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted research and development expenses in the second quarter of 2026 were US$22.8 million, compared to US$20.9 million in the same period of 2025.

•	Sales and marketing expenses in the second quarter of 2026 were US$8.3 million, up 6.4% from US$7.8 million in the same period of 2025, primarily because of i) higher employee-related cost of US$0.5 million, ii) higher marketing expense of US$0.2 million, iii) partially offset by lower share-based compensation expenses of US$0.5 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted sales and marketing expenses in the second quarter of 2026 were US$8.3 million, compared to US$7.2 million in the same period of 2025.

•	General and administrative expenses in the second quarter of 2026 were US$4.7 million, down 49.8% from US$9.4 million in the same period of 2025, primarily due to i) lower share-based compensation expenses of US$5.3 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized, ii) partially offset by higher allowance for credit losses of US$0.3 million. Non-GAAP adjusted general and administrative expenses in the second quarter of 2026 were US$4.9 million, compared to US$3.9 million in the same period of 2025.

•	Other operating income, net in the second quarter of 2026 was US$2.4 million, primarily due to the receipt of software value-added tax refunds.

PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations in the second quarter of 2026 was US$9.3 million, compared to US$1.1 million in the same period of 2025. The Company had a non-GAAP profit from operations of US$9.6 million in the second quarter of 2026, compared to US$8.6 million in the same period of 2025, demonstrating consistent operating profitability and leverage.

Operating margin in the second quarter of 2026 was 10.0%, up 8.6 percentage points from 1.4% in the same period of 2025. Non-GAAP operating margin in the second quarter of 2026 was 10.3%, down 0.4 percentage points from 10.7% in the same period of 2025.

NET PROFIT AND NET MARGIN

Net profit in the second quarter of 2026 was US$18.6 million, increased by 48.0% from US$12.6 million in the same period of 2025. Non-GAAP net profit in the second quarter of 2026 was US$18.9 million, compared to US$20.1 million in the same period of 2025.

Net margin in the second quarter of 2026 was 20.1%, improved by 4.4 percentage points from 15.7% in the same period of 2025. Non-GAAP net margin in the second quarter of 2026 was 20.4%, compared to 25.1% in the same period of 2025.

BASIC AND DILUTED NET PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.03 in the second quarter of 2026, compared to US$0.02 in the same period of 2025. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.03 in the second quarter of 2026, compared to US$0.03 in the same period of 2025.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million as of June 30, 2026, compared to US$1,017.3 million as of December 31, 2025. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the second quarter of 2026 was US$6.2 million, compared to US$18.2 million in the same period of 2025. The net cash generated from operating activities for the second quarter of 2026 mainly due to working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

The overall operating environment remains complex, while continuing to show signs of normalization. Participants across the value chain – including manufacturers, brands and channel partners – remain cautious in their planning. At the same time, we have observed more normalized project execution and continued demand recovery across several of our core categories, suggesting that the market is gradually moving from adjustment toward a more stable operating rhythm.

Meanwhile, global AI development is entering a new stage of application-led growth. As AI technologies continue to evolve from foundational capabilities toward real-world deployment, enterprises and consumers are increasingly focused on practical use cases, scalable implementation and scenario-based integration with physical devices. This trend is accelerating the convergence of AI and smart hardware and creating new opportunities for application innovation, product expansion and ecosystem collaboration across a wide range of verticals.

Against this backdrop, Tuya continues to advance its AI-driven strategy by strengthening its AI developer platform, expanding application-level capabilities and supporting broader deployment across diverse smart-device and industry scenarios. The ongoing evolution of AI applications, together with the Company’s platform capabilities, ecosystem strengths and global developer base, will continue to support the creation of diversified, higher-value opportunities over the long term.

In this environment, the Company will continue to maintain disciplined execution while selectively investing in AI-driven applications, platform capabilities and ecosystem development. The Company will continue to iterate and improve its products and services, enhance both software and hardware capabilities, and further support customers and developers in bringing AI-driven applications into practical deployment. At the same time, the Company recognizes that its future trajectory may continue to be influenced by a range of external factors, including shifts in consumer demand, regional economic divergence, inventory dynamics, foreign exchange and interest-rate volatility, tariffs and trade-policy adjustments, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 08:30 P.M. U.S. Eastern Time on Monday, August 24, 2026 (08:30 A.M. Hong Kong Time on Tuesday, August 25, 2026) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration:

https://edge.media-server.com/mmc/p/x8phnjqd

Participants Call Registration:

https://register-conf.media-server.com/register/BI2992f21177c7423c83ce142eb2ef031c

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, AI application & others and Smart home & robot products for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses and credit-related impairment/(reversal) of long-term investments from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses and credit-related impairment/(reversal) of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of	As of
	December 31,	June 30,
	2025	2026
ASSETS
Current assets:
Cash and cash equivalents	890,708	871,704
Restricted cash	–	8
Short-term investments	61,770	108,173
Accounts receivable, net	13,193	14,114
Notes receivable, net	10,111	11,214
Inventories, net	30,943	63,843
Prepayments and other current assets, net	16,486	29,201

Total current assets	1,023,211	1,098,257

Non-current assets:
Restricted cash	245	253
Property, equipment and software, net	15,653	35,007
Land use rights, net	8,843	9,032
Operating lease right-of-use assets, net	5,649	9,138
Long-term investments	77,213	12,928
Other non-current assets, net	1,700	986

Total non-current assets	109,303	67,344

Total assets	1,132,514	1,165,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,778	36,776
Advances from customers	29,330	43,037
Deferred revenue, current	9,732	9,078
Accruals and other current liabilities	33,261	32,993
Incomes tax payables	142	101
Lease liabilities, current	1,985	3,665

Total current liabilities	106,228	125,650

Non-current liabilities:
Lease liabilities, non-current	3,329	5,651
Deferred revenue, non-current	352	720
Other non-current liabilities	–	5,937

Total non-current liabilities	3,681	12,308

Total liabilities	109,909	137,958

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of	As of
	December 31,	June 30,
	2025	2026
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	27	27
Class B ordinary shares	4	4
Treasury stock	(12)	(1,224)
Additional paid-in capital	1,549,389	1,513,127
Accumulated other comprehensive loss	(14,842)	(6,740)
Accumulated deficit	(511,961)	(477,551)

Total shareholders’ equity	1,022,605	1,027,643

Total liabilities and shareholders’ equity	1,132,514	1,165,601

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Revenue	80,130	92,935	154,817	173,817
Cost of revenue	(41,384)	(49,887)	(79,820)	(92,871)

Gross profit	38,746	43,048	74,997	80,946

Operating expenses:
Research and development expenses	(22,373)	(23,126)	(45,183)	(45,098)
Sales and marketing expenses	(7,825)	(8,326)	(16,172)	(15,746)
General and administrative expenses	(9,386)	(4,716)	(18,315)	(9,031)
Other operating incomes, net	1,926	2,428	4,309	5,709

Total operating expenses	(37,658)	(33,740)	(75,361)	(64,166)

Profit/(loss) from operations	1,088	9,308	(364)	16,780

Other income
Other non-operating income, net	767	460	1,534	1,227
Financial income, net	10,761	10,556	23,156	20,052
Foreign exchange gain/(loss), net	606	(1,477)	650	(3,003)

Profit before income tax expense	13,222	18,847	24,976	35,056
Income tax expense	(635)	(213)	(1,372)	(646)

Net profit	12,587	18,634	23,604	34,410

Net profit attributable to Tuya Inc.	12,587	18,634	23,604	34,410

Net profit attributable to ordinary shareholders	12,587	18,634	23,604	34,410

Net profit	12,587	18,634	23,604	34,410

Other comprehensive income
Changes in fair value of long-term investments	91	(88)	91	(88)
Foreign currency translation	222	4,291	399	8,190

Total comprehensive income attributable to Tuya Inc.	12,900	22,837	24,094	42,512

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Net profit attributable to Tuya Inc.	12,587	18,634	23,604	34,410

Net profit attributable to ordinary shareholders	12,587	18,634	23,604	34,410

Weighted average number of ordinary shares used in computing profit per share, basic and diluted
– Basic	608,529,487	615,530,665	608,348,598	615,524,218
– Diluted	610,477,980	616,389,351	610,414,036	616,345,859

Net profit per share attributable to ordinary shareholders, basic and diluted
– Basic	0.02	0.03	0.04	0.06
– Diluted	0.02	0.03	0.04	0.06

Share-based compensation expenses were included in:
Research and development expenses	1,460	356	3,476	728
Sales and marketing expenses	582	74	1,320	160
General and administrative expenses	5,437	172	10,958	342

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Net cash generated from operating activities	18,191	6,170	27,543	12,569
Net cash (used in)/generated from investing activities	(21,215)	(8,205)	79,968	6,719
Net cash used in financing activities	(36,914)	(38,704)	(36,912)	(38,704)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	56	–	88	428

Net (decrease)/increase in cash and cash equivalents, restricted cash	(39,882)	(40,739)	70,687	(18,988)

Cash and cash equivalents, restricted cash at the beginning of period	763,953	912,704	653,384	890,953

Cash and cash equivalents, restricted cash at the end of period	724,071	871,965	724,071	871,965

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(22,373)	(23,126)	(45,183)	(45,098)
Add: Share-based compensation expenses	1,460	356	3,476	728
Adjusted Research and development expenses	(20,913)	(22,770)	(41,707)	(44,370)

Sales and marketing expenses	(7,825)	(8,326)	(16,172)	(15,746)
Add: Share-based compensation expenses	582	74	1,320	160
Adjusted Sales and marketing expenses	(7,243)	(8,252)	(14,852)	(15,586)

General and administrative expenses	(9,386)	(4,716)	(18,315)	(9,031)
Add: Share-based compensation expenses	5,437	172	10,958	342
Add: Credit-related impairment/(reversal) of long-term investments	27	(307)	27	(307)
Adjusted General and administrative expenses	(3,922)	(4,851)	(7,330)	(8,996)

Reconciliation of profit/(loss) from operations to non-GAAP profit from operations
Profit/(loss) from operations	1,088	9,308	(364)	16,780
Operating margin	1.4%	10.0%	(0.2)%	9.7%
Add: Share-based compensation expenses	7,479	602	15,754	1,230
Add: Credit-related impairment/(reversal) of long-term investments	27	(307)	27	(307)
Non-GAAP profit from operations	8,594	9,603	15,417	17,703

Non-GAAP Operating margin	10.7%	10.3%	10.0%	10.2%

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Reconciliation of net profit to non-GAAP net profit
Net profit	12,587	18,634	23,604	34,410
Net margin	15.7%	20.1%	15.2%	19.8%
Add: Share-based compensation expenses	7,479	602	15,754	1,230
Add: Credit-related impairment/(reversal) of long-term investments	27	(307)	27	(307)
Non-GAAP Net profit	20,093	18,929	39,385	35,333

Non-GAAP Net margin	25.1%	20.4%	25.4%	20.3%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share,
– Basic	608,529,487	615,530,665	608,348,598	615,524,218

– Diluted	610,477,980	616,389,351	610,414,036	616,345,859

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.03	0.03	0.06	0.06

– Diluted	0.03	0.03	0.06	0.06